              AIC CORPORATION (A JAPAN CORPORATION) AND SUBSIDIARY

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants.....................................................    1
Consolidated Statement of Earnings....................................................    2
Consolidated Balance Sheet............................................................    3
Consolidated Statement of Changes in Stockholder's Equity.............................    4
Consolidated Statement of Cash Flows..................................................    5
Notes to Consolidated Financial Statements............................................    6

                       REPORT OF INDEPENDENT ACCOUNTANTS
Board of Directors
AIC Corporation

     We have audited the accompanying consolidated balance sheet of AIC Corporation (a Japan Corporation) and subsidiary ("AIC"), a wholly-owned subsidiary of Ford Ensite International, Inc., as of December 31, 1995 and the related consolidated statement of earnings, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AIC as of December 31, 1995, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P

Dallas, Texas
January 26, 1996

              AIC CORPORATION (A JAPAN CORPORATION) AND SUBSIDIARY

                       CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

REVENUE
  Finance charges.................................................................   $562,790
  Insurance premiums and other income.............................................     24,935
                                                                                     --------
                                                                                      587,725
EXPENSES
  Interest expense................................................................     87,399
  Operating expenses..............................................................    208,775
  Provision for losses on finance receivables -- NOTE 4...........................     65,180
  Fees and expenses, related party -- NOTE 5......................................     61,600
                                                                                     --------
                                                                                      422,954
                                                                                     --------
INCOME BEFORE PROVISION FOR INCOME TAXES..........................................    164,771
PROVISION FOR INCOME TAXES -- NOTE 9..............................................     90,418
                                                                                     --------
NET EARNINGS......................................................................   $ 74,353
                                                                                     ========

                See notes to consolidated financial statements.

              AIC CORPORATION (A JAPAN CORPORATION) AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                     ASSETS

CASH AND CASH EQUIVALENTS........................................................  $   53,817
NET FINANCE RECEIVABLES -- NOTE 3................................................   2,125,787
ALLOWANCE FOR LOSSES ON FINANCE RECEIVABLES -- NOTE 4............................     (98,871)
PROPERTY AND EQUIPMENT, less accumulated depreciation of $10,702.................      19,800
GOODWILL, less accumulated amortization of $105,791..............................     856,930
OTHER ASSETS.....................................................................      39,010
                                                                                   ----------
          Total Assets...........................................................  $2,996,473
                                                                                   ==========
LIABILITIES AND STOCKHOLDER'S EQUITY
ACCOUNTS PAYABLE AND ACCRUALS....................................................  $   65,360
DEFERRED INCOME TAXES -- NOTE 9..................................................     218,781
LONG-TERM DEBT -- NOTE 10........................................................   1,682,933
                                                                                   ----------
          Total Liabilities......................................................   1,967,074
STOCKHOLDER'S EQUITY
  Capital stock, no par value, 1,172,100 shares authorized, 1,172,100 shares
     issued and outstanding......................................................     581,351
  Retained earnings..............................................................     114,504
  Foreign currency translation adjustments.......................................     333,544
                                                                                   ----------
          Total Stockholder's Equity.............................................   1,029,399
                                                                                   ----------
          Total Liabilities and Stockholder's Equity.............................  $2,996,473
                                                                                   ==========

                See notes to consolidated financial statements.

              AIC CORPORATION (A JAPAN CORPORATION) AND SUBSIDIARY

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

                                                                           FOREIGN
                                                                          CURRENCY           TOTAL
                                               CAPITAL      RETAINED     TRANSLATION     STOCKHOLDER'S
                                                STOCK       EARNINGS     ADJUSTMENTS        EQUITY
                                              ---------     --------     -----------     -------------
December 31, 1994...........................  $ 810,293     $ 40,151      $ 377,377        $1,227,821
  Net Earnings..............................                  74,353                           74,353
  Capital Reduction.........................   (228,942)                                     (228,942)
  Current Period Adjustment.................                                (43,833)          (43,833)
                                              ---------     --------       --------       -----------
December 31, 1995...........................  $ 581,351     $114,504      $ 333,544        $1,029,399
                                              =========     ========       ========       ===========

                See notes to consolidated financial statements.

              AIC CORPORATION (A JAPAN CORPORATION) AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)

Cash Flows from Operating Activities
  Net earnings................................................................    $    74,353
  Adjustments to net earnings for non-cash items:
     Provision for losses on finance receivables..............................         65,180
     Depreciation and amortization............................................         33,648
     Deferred income taxes....................................................         90,418
  Increase in accounts payable and accruals...................................         17,718
                                                                                  -----------
     Net cash provided from operating activities..............................        281,317
                                                                                  -----------
Cash Flows from Investing Activities
  Finance receivables originated or purchased.................................     (2,223,351)
  Finance receivables liquidated..............................................      1,712,807
  Property and equipment additions............................................         (8,587)
  Increase in other assets....................................................        (17,450)
                                                                                  -----------
     Net cash used for investing activities...................................       (536,581)
                                                                                  -----------
Cash Flows from Financing Activities
  Issuance of long-term debt..................................................        647,496
  Capital reduction paid to parent............................................       (228,942)
  Retirement of long-term debt................................................       (227,909)
                                                                                  -----------
     Net cash provided from financing activities..............................        190,645
                                                                                  -----------
  Net decrease in cash and cash equivalents...................................        (64,619)
  Foreign currency translation adjustment.....................................          1,923
  Cash and cash equivalents at beginning of year..............................        116,513
                                                                                  -----------
  Cash and cash equivalents at end of year....................................    $    53,817
                                                                                  ===========
  Cash paid for:
     Interest.................................................................    $    84,798
                                                                                  ===========
     Taxes....................................................................    $        --
                                                                                  ===========

                See notes to consolidated financial statements.

              AIC CORPORATION (A JAPAN CORPORATION) AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- THE COMPANY

     AIC Corporation (the "Company"), a Japan corporation, is an indirect subsidiary of Ford Motor Company ("Ford") and a wholly-owned subsidiary of Ford Ensite International ("Ensite"), a Canada corporation. The Company provides consumer financing consisting of home equity lending, personal lending and retail sales finance loans in Japan. The Company's wholly-owned subsidiary, AIC Card Services, Inc. ("ACS"), issues MasterCard credit cards in Japan.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies:

  Basis of Consolidation

     The accompanying consolidated financial statements consolidate AIC Corporation and its subsidiary. Goodwill is amortized using the straight-line method over periods not exceeding forty years. The carrying value of goodwill is reviewed if the facts and circumstances suggest that it may be impaired. If the review indicates that goodwill will not be recoverable, as determined based on undiscounted cash flows, the carrying value of the goodwill is reduced by the estimated short-fall of discounted cash flows.

     All significant intercompany transactions and balances have been eliminated in consolidation.

  Estimates

     The preparation of these financial statements in accordance with generally accepted accounting principles requires the use of management's estimates. These estimates are subjective in nature and involve matters of judgment. Actual results could differ from these estimates.

  Revenue Recognition

     Finance charges on finance receivables are recognized as revenue using the interest (actuarial) method. Premiums and discounts on purchased receivables are considered as yield adjustments on assets purchased. Finance charge accruals are generally suspended on accounts when they become 60 days contractually delinquent. The accrual is resumed when the loan becomes contractually current. At December 31, 1995, net finance receivables on which revenue was not accrued approximated $25,862,000.

  Allowance for Losses on Finance Receivables

     The Company maintains an allowance for losses on finance receivables at an amount which it believes is sufficient to provide adequate protection against future losses in the portfolios. The allowance is determined principally on the basis of historical loss experience, and reflects management's judgment of additional loss potential considering future economic conditions and the nature and characteristics of the finance receivables. Additions to the allowance are charged to the provision for losses on finance receivables.

     Finance receivables are charged to the allowance for losses when they are deemed to be uncollectible. Additionally, Company policy provides for the charge-off of finance receivables to the allowance for losses when an account becomes contractually delinquent and no cash payment has been received for six months. Recoveries on losses previously charged to the allowance are credited to the allowance at the time the recovery is collected.

  Property and Equipment

     Property and equipment are stated at cost. Depreciation is computed using a declining balance method over the estimated useful life of the asset. Improvements are capitalized while repair and maintenance costs

              AIC CORPORATION (A JAPAN CORPORATION) AND SUBSIDIARY are charged to operations as incurred. Upon disposal of asset, the cost and related accumulated depreciation are removed and the resulting gain or loss is recognized.

  Income Taxes

     The Company's earnings are subject to Japanese tax. The provision for income tax is computed on a separate return basis. The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  Disclosures About Fair Value of Financial Instruments

     The consolidated financial statements present the information required by Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments." Amounts disclosed represent estimates of fair values at a particular point in time. Significant assumptions regarding economic conditions, loss experience and risk characteristics associated with particular financial instruments and other factors were used for purposes of this disclosure. These assumptions are subjective in nature and involve matters of judgment. Changes in assumptions could have a material effect on these estimates.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The amounts reported in the Consolidated Balance Sheet approximate fair value.

  Foreign Currency Translation

     Assets and liabilities of foreign subsidiaries are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rate of exchange prevailing during the year. The related translation adjustments are reflected in the accumulated translation adjustment section of the Consolidated Balance Sheet.

NOTE 3 -- NET FINANCE RECEIVABLES

     At December 31, 1995, net finance receivables consisted of the following (in thousands):

        Home equity lending..............................................  $1,011,829
        Personal lending and retail sales finance........................   1,113,958
                                                                           ----------
        Net finance receivables..........................................  $2,125,787
                                                                           ==========

     The estimated maturities of net finance receivables at December 31, 1995 were as follows (in thousands):

                                    YEAR DUE
        -----------------------------------------------------------------
        1996.............................................................  $   70,412
        1997.............................................................      64,750
        1998.............................................................      94,999
        1999.............................................................     513,174
        2000 and after...................................................   1,382,452
                                                                           ----------
                                                                           $2,125,787
                                                                           ==========

              AIC CORPORATION (A JAPAN CORPORATION) AND SUBSIDIARY

     It is the Company's experience that a substantial portion of the consumer loan portfolio generally is renewed or repaid prior to contractual maturity dates. The above maturity schedule should not be regarded as a forecast of future cash collections.

NOTE 4 -- ALLOWANCE FOR LOSSES ON FINANCE RECEIVABLES

     Changes in the allowance for losses on finance receivables for the year ended December 31, 1995 were as follows (in thousands):

        Balance at beginning of year......................................  $ 73,047
          Provision for losses............................................    65,180
          Receivables charged off.........................................   (37,885)
          Recoveries on receivables charged off...........................     6,047
          Foreign currency translation adjustment.........................    (7,518)
                                                                            --------
        Balance at end of year............................................  $ 98,871
                                                                            ========

NOTE 5 -- RELATED PARTY TRANSACTIONS

     Certain administrative services, such as accounting, legal, financial, human resources and data processing, provided by Associates Corporation of North America ("Associates"), an affiliate, are charged to the Company. These charges, which represent expense reimbursements, were approximately $9,257,000 for the year ended December 31, 1995.

     The Company and Associates have an agreement under which Associates is entitled to receive a royalty fee for the Company's use of the Associates trademark. The fee, based on a percentage of finance receivables volume, approximated $21,691,000 for the year ended December 31, 1995.

     The Company and Associates have an agreement under which Associates is entitled to receive a fee for comfort letters that Associates issues to the Company's noteholders. The fee, based on a percentage of outstanding debt, approximated $30,652,000 for the year ended December 31, 1995.

NOTE 6 -- EMPLOYEE BENEFITS

  Defined Benefit Plan

     The Company sponsors a defined benefit pension plan (the "Plan"), which covers substantially all permanent employees who meet certain eligibility requirements.

     Net periodic pension cost for the year ended December 31, 1995 includes the following components (in thousands):

        Service cost........................................................  $1,547
        Interest cost.......................................................     377
        Return on Plan assets...............................................    (701)
        Net amortization....................................................    (482)
                                                                              ------
                  Net periodic pension cost.................................  $  741
                                                                              ======
        Assumed discount rate, beginning of year............................    7.00%
                                                                              ======

              AIC CORPORATION (A JAPAN CORPORATION) AND SUBSIDIARY

     The funded status of the plan at December 31, 1995 is as follows:

        Actuarial present value of benefit obligation:
          Vested........................................................  $4,153,411
          Nonvested.....................................................          --
                                                                          -----------
        Accumulated benefit obligation..................................   4,153,411
        Effect of projected future salary increases.....................   1,492,757
                                                                          -----------
        Projected benefit obligation....................................   5,646,168
        Plan assets at fair market value................................   8,056,484
                                                                          -----------
        Excess of plan assets over plan obligation......................   2,410,316
        Unamortized transition obligation and amendments................          --
        Unamortized net gain............................................  (1,424,108)
                                                                          -----------
        Prepaid pension cost............................................  $  986,208
                                                                          ===========
        Assumed discount rate...........................................        7.00%
        Projected compensation increases................................        4.50%
        Expected return.................................................        9.00%

NOTE 7 -- LEASES

     Leases are primarily short-term and generally provide for renewal options not exceeding the original term. Future minimum rental commitments as of December 31, 1995 for all non-cancelable leases (primarily office leases) were as follows (in thousands):

YEAR DUE
--------
 1996.................................................................  $14,088
 1997.................................................................    7,881
 1998.................................................................    3,333
 1999.................................................................    1,919
 2000 and after.......................................................    6,204
                                                                        -------
                                                                        $33,425
                                                                        =======

     Total rent expense for the year ended December 31, 1995 was $28,147,000.

NOTE 8 -- BANK CREDIT FACILITIES

     At December 31, 1995, the Company had contractually committed lines of credit at six banks aggregating $136.1 million. These lines of credit have various maturities through February 28, 1996, none of which were utilized at December 31, 1995. Bank lines may be withdrawn only under certain standard conditions. The Company pays fees to maintain the availability of its bank lines. Bank fees incurred during 1995 approximated $176,000, and are .01 of 1% per annum of the amount of the facilities.

              AIC CORPORATION (A JAPAN CORPORATION) AND SUBSIDIARY

NOTE 9 -- INCOME TAXES

     The following table sets forth the components of the provision for income taxes and deferred income tax (benefit) for December 31, 1995 as indicated (in thousands):

        Current:..........................................................        --
        Deferred:
          Net operating loss utilized.....................................  $157,109
          Goodwill amortization...........................................   (11,034)
          Provision for losses on finance receivables and other...........   (55,657)
                                                                            --------
                                                                            $ 90,418
                                                                            ========

     At December 31, 1995, the components of the company's net deferred tax liability was as follows (in thousands):

        Deferred tax assets:
          Provision for losses on finance receivables and other..........  $ 126,032
          Net operating loss carryforward................................      2,612
                                                                           ---------
                                                                             128,644
        Deferred tax liabilities:
          Unamortized tax deductible goodwill............................   (339,010)
          Finance revenue and other......................................     (8,415)
                                                                           ---------
                                                                            (347,425)
                                                                           ---------
                  Net deferred tax liability.............................  $(218,781)
                                                                           =========

     The Company's net operating loss carryforward expires in 1997.

     Due to the Company's present and expected earning levels, no valuation allowance related to the deferred tax asset has been recorded.

     The effective tax rate differed from the Japan income tax rate as follows:

                                                                             % OF
                                                                         PRETAX INCOME
                                                                          YEAR ENDED
                                                                       DECEMBER 31, 1995
                                                                       -----------------
        Statutory tax rate...........................................         37.5%
        Local tax rate (net of statutory effect).....................         15.0
        Other........................................................          2.3
                                                                              ----
                  Effective tax rate.................................         54.8%
                                                                              ====

NOTE 10 -- LONG-TERM DEBT

     The following summarizes the Company's long-term debt at December 31, 1995 (in thousands):

                          INTEREST RATE RANGE      MATURITIES       AMOUNT
                          -------------------     ------------    ----------
Unsecured notes              2.66% to 8.9%        1996 -- 2002    $1,682,933

     The weighted average interest rate for total long-term debt was 4.96% at December 31, 1995. The loan agreements do not provide for restructure commitments. As stated in Note 5, Associates issues comfort letters to the noteholders.

              AIC CORPORATION (A JAPAN CORPORATION) AND SUBSIDIARY

     A summary of long-term debt maturities during the next five years is as follows:

                                    YEAR DUE
        -----------------------------------------------------------------
        1996.............................................................  $ 187,032
        1997.............................................................    250,735
        1998.............................................................    245,992
        1999.............................................................    354,890
        2000 and after...................................................    644,284
                                                                           ----------
                                                                           $1,682,933
                                                                           ==========

NOTE 11 -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     The estimated fair value of net finance receivables at December 31, 1995 was approximately $2.7 billion. The fair value was estimated by discounting the expected cash flows from such loans at discount rates which approximate gross finance charge rates that would achieve an expected return on assets with similar risk characteristics.

     The estimated fair value of long-term debt at December 31, 1995 was $1.8 billion. The fair value was estimated by discounting expected cash flows at discount rates currently available to the Company for debt with similar terms and remaining maturities.

     The Company's outstanding debt, consisting of long-term debt, is covered by comfort letters issued by Associates. The Company estimates the fair value of the comfort letter fee to be in the range of 1% to 2% of the average outstanding debt.

NOTE 12 -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Company maintains cash, cash equivalents, investments, and certain other financial instruments with various major financial institutions. To the extent such deposits exceed maximum insurance levels, they are uninsured.

     ACS makes available credit lines to holders of their credit cards. The unused portion of the available credit is revocable by ACS under specified conditions. The unused portion of the available credit at December 31, 1995 approximated $36,681,000. The potential risk associated with, and the estimated fair value of, the unused credit lines are not considered to be significant.

     The Company grants revolving lines of credit to certain of its customers. At December 31, 1995, the unused portion of these lines aggregated approximately $122,879,000. The potential risk associated with, and the estimated fair value of, the unused credit lines are not considered to be significant.

NOTE 13 -- COMMITMENTS AND CONTINGENCIES

     AIC Corporation and its subsidiary are defendants in various legal proceedings which arose in the normal course of business. In management's judgment (based upon the advice of counsel), the ultimate liabilities, if any, from such legal proceedings will not have a material adverse effect on the consolidated financial position or operations of the Company.

NOTE 14 -- SUBSEQUENT EVENT

     Management of Ford has indicated it may contribute the operations of the Company to Associates First Capital Corporation, an indirect subsidiary of Ford and an affiliate of the Company and Ensite. This transaction could take place during the first half of 1996.